Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE HOLDERS

Subject:	Minerva Neurosciences, Inc. Offer to Exchange Eligible Options for New Restricted Stock Units

To:	All Eligible Holders

Date:	July 6, 2021

We are pleased to announce that Minerva Neurosciences, Inc. (“Minerva,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Restricted Stock Units (the “Exchange Offer”) today, Tuesday, July 6, 2021. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options for performance-based restricted stock unit awards. The terms of the Exchange Offer are described in detail in the attached Offer to Exchange Eligible Options for New Restricted Stock Units, dated July 6, 2021 (the “Offer Documents”), that has been filed with the U.S. Securities and Exchange Commission and can be accessed at http://ir.minervaneurosciences.com/financial-information/sec-filings or through the SEC website at www.sec.gov.

Attached to this email is an Election Form listing your “Eligible Options,” which includes all outstanding stock options granted to you under our Amended and Restated 2013 Equity Incentive Plan (the “2013 Plan”) with an exercise price equal to or greater than $4.47 per share. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your Election Form.

If you participate in the Exchange Offer, we will cancel your tendered Eligible Options and grant you one or more “New PRSUs” with modified terms, as described in the Offer Documents. The terms of your New PRSUs, including the vesting schedule, will be different than your Eligible Options, and in exchange for your receipt of such New PRSUs, all corresponding Eligible Options will be irrevocably cancelled.

All documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account option.exchange@minervaneurosciences.com.

Please carefully read all of the Offer Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please deliver your completed and signed Election Form to the Exchange Account. If you later decide to withdraw your election, please deliver your completed and signed Notice of Withdrawal, a copy of which is attached to this email, to the Exchange Account.

The Exchange Offer will expire at 5:00 p.m., Eastern Time, on Tuesday, August 3, 2021 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time. If you would like to tender Eligible Options under the Exchange Offer, Minerva must receive your properly completed and signed Election Form by the Expiration Time. Similarly, if you would like to withdraw a prior election, Minerva must receive your Notice of Withdrawal by the Expiration Time. If you hold options intended to qualify as Incentive Stock Options and do not wish to participate in the Exchange Offer, you must affirmatively reject the Exchange Offer on or prior to August 3, 2021. Otherwise, your Incentive Stock Options may be disqualified and thereafter treated as nonstatutory stock options, even if you do not participate in the Exchange Offer.

Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Minerva recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at http://ir.minervaneurosciences.com/financial-information/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.